TSX - FR NYSE - AG Frankfurt - FMV	March 26, 2024

First Majestic Announces Commencement of Bullion Sales from First Mint

Vancouver, BC, Canada - First Majestic Silver Corp. (NYSE:AG) (TSX:FR) (FSE:FMV) (the "Company" or "First Majestic") is pleased to announce the completed commissioning and commencement of bullion sales from its 100% owned and operated minting facility, First Mint, LLC ("First Mint"). Located in the State of Nevada, United States, First Mint vertically integrates a manufacturing plant for investment-grade fine silver bullion into the First Majestic portfolio.

In line with First Majestic's commitment to environmental and community stewardship, First Mint operates state-of-the-art machines that require less electricity and do not release gas emissions compared to traditional minting processes. The eco-friendly and high efficiency production line allows the mint to produce over 10% of the Company's current silver production coming from the Mexican operations. Plans are currently underway to expand the operation by adding additional equipment and personnel as required.

The inaugural production run of bullion bars will be commemorated and sold as collectibles, complete with certificates of authenticity and exclusive packaging.  These limited edition "First Strike" products will include 1,000 one-kilogram bars, 2,500 ten-ounce bars, and 5,000 five-ounce bars. As production ramps up, investors can expect the mint to provide a steady supply of cast bars and one-ounce silver rounds, with additional capacity to service third party projects. Additionally, First Majestic products will remain available for sale alongside First Mint branded items. Investors are encouraged to visit www.firstmint.com to enjoy a refreshed and streamlined shopping experience.

The mint is currently seeking ISO 9001 certification, allowing for its silver to be Individual Retirement Account ("IRA") eligible. Along with this certification comes a quality commitment: First Mint will fully guarantee the weight, purity, and content of its bullion products.

Lastly, the Shareholder Benefits program will continue. Shareholders with at least 100 shares of First Majestic qualify for savings of $0.50 per ounce from our posted price.

For more information about First Mint, contact us at info@firstmint.com.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, as well as a portfolio of development and exploration assets, including the Jerritt Canyon Gold Mine located in northeastern Nevada.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at www.firstmint.com, at some of the lowest premiums available.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number: 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements

This news release contains "forward‐looking information" and "forward-looking statements" under applicable Canadian and United States securities laws (collectively, "forward‐looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements in this news release include, but are not limited to, statements with respect to: (i) the Company's plans to expand the operations at First Mint through additional equipment and personnel; (ii) sales by First Mint of the inaugural production run of bullion bars; (iii) the supply of cast bars and silver rounds as production increases at First Mint; (iv) third party projects undertaken by First Mint; and (v) timing for First Mint to receive ISO 9001:2015 certification.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics or epidemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form for the year ended December 31, 2022 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F for the year ended December 31, 2022 filed with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.